UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 27, 2004

OFFSHORE SYSTEMS INTERNATIONAL LTD.
(Translation of registrant’s name into English)

107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Offshore Systems International Ltd. www.osilcorp.com 107-930 West 1st Street North Vancouver, BC V7P 3N4 Tel: 604-986-4440

FOR IMMEDIATE RELEASE 26 January 2004	TSX: OSI OTCBB: OFSYF

OSI Reports Financial Results for Q4 & Fiscal Year End 2003

VANCOUVER, Canada — Offshore Systems International Ltd. (OSI) (TSX: OSI, OTCBB: OFSYF) today announced its financial results for the fourth quarter and fiscal year ended November 30, 2003.

“In fiscal 2003 we strengthened our position in naval navigation and continued building from this niche into new areas to expand our market opportunities and ultimately improve revenue stability,” said John Jacobson, President and CEO of OSI. “We maintained profitability despite delays in customer orders and investments for future growth. In addition, we signed several major contracts subsequent to our year end, and I am confident that our business development efforts last year will have a measurable impact on our financial results in fiscal 2004.”

Financial Highlights

Fourth quarter revenue decreased 33% to $2.7 million (US$2.1 million), compared to $4.1 million in the same quarter last year. For the year ended November 30, 2003, revenue decreased 17% to $11.5 million (US$8.1 million), from $13.9 million for the year ended November 30, 2002.

The company’s revenue can vary from period to period, primarily as a result of the level, timing and duration of customer procurements or delivery requirements within the Defense industry. During fiscal 2003, three key contracts, which provided significant revenue in prior quarters, reached substantial completion. Subsequent to year end, the company’s Navigation Systems unit signed significant contracts that begin to generate revenue in fiscal 2004.

Earnings for the fourth quarter were $323,756 (US$242,969), equal to $0.01 (US$0.01) per diluted share, compared with earnings of $519,179, or $0.02 per diluted share, in the fourth quarter of 2002. Earnings for the full year decreased to $385,369 (US$271,119), equal to $0.01 (US$0.01) per diluted share, from $1,635,031, or $0.06 per diluted share, in fiscal 2002.

OSI’s total order backlog at the end of fiscal 2003 was approximately $3.3 million (US$2.5 million) including option backlog of $2.4 million (US$1.9 million) versus $6.1 million at November 30, 2002, which included option backlog of $2.4 million. Subsequent to November 30, 2003, OSI has booked an additional $18.5 million (US$14.2 million) in total orders, including an additional $14.5 million (US$11.2 million) of option backlog.

At November 30, 2003, current assets totalled $10.4 million (US$8.0 million) and current liabilities totalled $2.3 million (US$1.8 million). The resulting working capital position of $8.1 million (US$6.2 million) is an increase of $3.6 million (US$2.8 million) over the fiscal 2002 year-end position of $4.4 million. Cash and cash equivalents were $3.9 million (US$3.0 million) at November 30, 2003, versus $3.2 million at November 30, 2002.

Operational Highlights

•	September 2003: Announced the appointment of Mr. Peter W. Roberts, Chief Financial Officer of Sierra Wireless, Inc., to the Company’s Board of Directors and its Audit Committee.

•	September 2003: Announced that its Data production unit, OSI Geomatics, had received new orders worth more than $1,500,000 and its new Applications unit had made five initial sales of its COP-IDS™ product into the military command and control market.

•	November 2003: Announced that Alan Vlemmiks had joined the company as Director of Sales and Marketing, Navigation Systems. Mr. Vlemmiks, who has 28 years of experience in tactical sales and strategic business development, is expected to build upon OSI’s leadership position in military navigation systems as that market broadens beyond early adoption.

•	December 2003: Announced the delivery of developer tool kits and support for the COP-IDS™ server platform. This is expected to extend the capabilities of third-party application developers and increase the availability of additional products for potential COP-IDS™ customers.

•	December 2003: The Canadian Navy awarded a $800,000 contract to OSI for the deployment of navigation systems on new training vessels, with deliveries to commence in April 2004. This is the latest order following the Canadian Navy’s fleet purchase of OSI’s ECPINS-M™ navigation systems.

•	January 2003: Subsequent to year-end, the Company announced a major fleet-wide contract with the United Kingdom Royal Navy. OSI, as part of a successful teaming arrangement with Lockheed Martin UK and Kelvin Hughes Ltd., will begin to deliver ECPINS®-M software to the Royal Navy fleet in mid-2004. The initial purchases total approximately CDN $3 million. The total contract value, including long term support and options for auxiliary systems and software development is approximately CDN $17.5 million.

About Offshore Systems International Limited

Offshore Systems International Ltd. (OSI) was founded in 1977 and is a leader in delivering products and systems for situational awareness. The company provides display systems and geo-spatial data within mission-critical applications for several defense and commercial customers. OSI conducts its operations through three business units: Geomatics (data production and distribution), Navigation Systems, and Applications (products and services for command and control systems). OSI’s common shares are listed for trading on the Toronto Stock Exchange (TSX: OSI) and OTC Bulletin Board (OTCBB: OFSYF). For more information, please visit www.osilcorp.com.

Forward-Looking Statements
This news release contains discussion of items that may constitute forward-looking statements within the meaning of securities laws including Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended, with respect to achieving corporate objectives, developing additional project interests, OSI’s analysis of opportunities in the acquisition and development of various project interests and other matters. These statements are made under the ‘safe harbour’ provisions of the Private Securities Litigation Reform Act of 1995 and, as such, involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein. Although Offshore Systems International believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurances that its expectations will be achieved. Factors that could cause actual results to differ from expectations include the effects of general economic conditions, changing foreign exchange rates, actions by government authorities, uncertainties associated with contract negotiations, industry supply.

# # #

Contacts:
Michael O’Connor, Offshore Systems International Ltd.
Phone: 888-880-9797 or 604-986-4806
E-mail: moconnor@osilcorp.com

Craig Armitage, The Equicom Group Inc.
Phone: 416-815-0700 ext. 246
E-mail: carmitage@equicomgroup.com

Offshore Systems International Ltd. 107 – 930 West 1st Street, North Vancouver, BC, Canada, V7P 3N4, telephone: (604) 904-4600, fax: (604) 987-2555. ECPINS and COP-IDS are trademarks of Offshore Systems Limited. All other trade names mentioned are trademarks and/or registered trademarks of their respective owners.

Offshore Systems International Ltd.
Selected Consolidated Financial Information (Unaudited)
(Canadian dollars — Canadian GAAP)

Statement of Earnings Information

	Three months ended		Year ended
	November 30, 2003		November 30, 2003
	(unaudited)		(unaudited)

	2003	2002	2003	2002

Revenue	2,724,439	4,058,028	11,520,793	13,868,779
Earnings (loss) for the period	323,756	519,179	385,369	1,635,031
Basic earnings per share	0.01	0.02	0.01	0.06
Fully diluted earnings per share	0.01	0.02	0.01	0.06

Balance Sheet Information

	November 30	November 30
	2003	2002
	(unaudited)	(unaudited)

Cash and cash equivalents	3,837,555	3,244,048
Working capital	8,071,926	4,449,492
Current assets	10,377,836	8,810,568
Total assets	11,728,257	10,766,438
Current liabilities	2,305,910	4,361,076
Long term debt	187,384	372,717
Total liabilities	2,493,294	4,733,793
Shareholders’ equity	9,234,963	6,032,645

Offshore Systems International Ltd.

Consolidated Financial Statements
(Prepared in accordance with Canadian Generally
     Accepted Accounting Principles)
November 30, 2003 and 2002
(expressed in Canadian dollars)

AUDITORS’ REPORT

To the Shareholders of
Offshore Systems International Ltd

We have audited the consolidated balance sheet of Offshore Systems International Ltd. as at November 30, 2003 and the consolidated statement of earnings and deficit and cash flows, for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Act, we report that, in our opinion, these principles have been applied on a consistent basis.

The consolidated financial statements as at November 30, 2002 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated January 17, 2003.

Vancouver, Canada, January 16, 2004	Chartered Accountants

Offshore Systems International Ltd. Consolidated Balance Sheets As at November 30, 2003 and 2002 (expressed in Canadian dollars)	Canadian GAAP

	2003	2002
	$	$
Assets

Current assets
Cash and cash equivalents	3,837,555	3,244,048
Accounts receivable (note 3)	4,621,836	3,968,639
Inventory (note 4)	665,503	1,266,806
Prepaid expenses and deposits	430,419	232,215
Future tax assets (note 12)	822,523	98,860

	10,377,836	8,810,568
Future tax asset (note 12)	—	554,856
Property, plant, and equipment (note 5)	1,350,421	1,401,014

	11,728,257	10,766,438

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities (note 6)	2,126,061	2,584,409
Billing in excess of revenues	45,907	1,642,725
Rent payable	133,942	133,942

	2,305,910	4,361,076

Accrued long term royalties	187,384	372,717

	2,493,294	4,733,793

Commitments and contingencies (notes 10 and 11)

Capital stock

Authorized
100,000,000 Class A preference shares with no par value, issuable in series, of which 10,000,000 shares are designated series A voting non-cumulative retractable convertible at a ratio of 1:1, 1% preference shares
100,000,000 Class B preference shares with a par value of $50 each, issuable in series of which 10,000,000 are designated series 1 voting cumulative convertible shares at a ratio of 1:45.5, 6% preference shares
100,000,000 common shares without par value

Issued and outstanding
30,262 Class A preference shares — Series A (2002 — 41,296, note 8(b)))	—	—
61,244 Class B preference shares — Series 1 (2002 — nil, note 8(c))	2,065,420	—
26,807,475 Common shares (2002 — 26,043,243, note 8(a))	18,508,498	18,220,929

	20,573,918	18,220,929

Warrants (note 8(c))	661,575	—

Additional Paid in Capital	43,050	—

Deficit	(12,043,580)	(12,188,284)

	9,234,963	6,032,645

	11,728,257	10,766,438

Approved by the Board of Directors

“Helmut Lobmeier”	Director	“Tony Pezzotti”	Director

See accompanying notes to consolidated financial statements

Offshore Systems International Ltd. Consolidated Statement of Earnings and Deficit For the years ended November 30, 2003 and 2002 (expressed in Canadian dollars)	Canadian GAAP

	2003	2002
	$	$
Revenue
Systems and system components	6,208,464	9,762,039
Geomatics	3,560,440	2,347,464
Software	1,036,417	970,323
Other	715,472	788,953

	11,520,793	13,868,779
Cost of sales	5,159,068	7,097,392

Gross profit	6,361,725	6,771,387

Expenses
General and administrative	2,498,021	2,596,895
Research and development	1,548,523	1,516,528
Sales and marketing	2,000,238	1,761,669
Amortization	241,295	243,786
Interest	2,824	3,582
Foreign exchange loss	151,961	49,952
Technology Partnerships Canada royalty	50,473	476,189
Technology Partnerships Canada contribution	(376,880)	(863,851)

	6,116,455	5,784,750

Earnings from operations	245,270	986,637

Proceeds on settlement of claim	—	221,978

Earnings before income taxes	245,270	1,208,615

Income tax recovery
Future income tax recovery	363,484	1,127,421
Current income tax expense	(223,385)	(701,005)

	140,099	426,416

Earnings for the year	385,369	1,635,031

Deficit — Beginning of year	(12,188,284)	(13,823,315)

Class B preference share dividends paid	(53,484)	—

Premium on purchase and cancellation of common shares	(187,181)	—

Deficit — End of year	(12,043,580)	(12,188,284)

Basic earnings per share	0.01	0.06

Diluted earnings per share	0.01	0.06

Weighted average number of common shares outstanding — basic	25,977,123	25,288,725

Weighted average number of common shares outstanding — diluted	27,142,492	27,285,617

See accompanying notes to consolidated financial statements

Offshore Systems International Ltd. Consolidated Statements of Cash Flows For the years ended November 30, 2003 and 2002 (expressed in Canadian dollars)	Canadian GAAP

	2003	2002
	$	$
Cash flows from operating activities
Earnings for the year	385,369	1,635,031
Items not affecting cash
Amortization	359,979	375,769
Stock based compensation	43,050	—
Gain on disposal of equipment	—	(15,447)
Future tax assets	(168,807)	(426,416)

	619,591	1,568,937

Changes in non-cash working capital items
Accounts receivable	(653,197)	(1,111,269)
Inventory	601,303	(396,452)
Prepaid expenses and deposits	(198,204)	13,048
Accounts payable and accrued liabilities	(458,348)	1,168,334
Billings in excess of revenues	(1,596,818)	(74,995)
Rent payable	—	(37,725)
Long term royalties	(185,333)	132,534

	(2,490,597)	(306,525)

	(1,871,006)	1,262,412

Cash flows from financing activities
Issue of Common stock	606,069	568,252
Issue of Class B preference shares — Series 1 and warrants, net of issue costs	2,726,995	—
Class B preference share dividends paid	(53,484)	—
Share repurchases	(505,681)	—

	2,773,899	568,252

Cash flows from investing activities
Additions to property, plant, and equipment	(309,386)	(704,241)
Proceeds from disposal of equipment	—	80,000

	(309,386)	(624,241)

Increase in cash and cash equivalents	593,507	1,206,423

Cash and cash equivalents — Beginning of year	3,244,048	2,037,625

Cash and cash equivalents — End of year	3,837,555	3,244,048

See accompanying notes to consolidated financial statements

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2003 and 2002 (expressed in Canadian dollars)	Canadian GAAP

1	Nature of operations

Offshore Systems International Ltd. (OSIL) develops and markets military and commercial electronic navigation systems and produces and distributes geomatic data. Collectively, OSIL and its subsidiaries are referred to as the company. The company’s systems line of business develops and produces electronic marine navigation systems for situational awareness. The company’s geomatics line of business produces and distributes land mapping and nautical charting products and services. Beginning in the company’s 2004 fiscal year, the systems line of business will be relabelled to navigation systems and the company will introduce a new line of business named applications. The applications line of business will develop software applications and tools for situational awareness.

2	Summary of significant accounting policies

Principles of consolidation

These consolidated financial statements include the accounts of the company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated on consolidation.

Foreign currency translation

In prior years, the company’s U.S. based subsidiary provided sales, support and distribution services for a number of third party manufacturers of navigation aids and marine technologies and was designated a self-sustaining operation. During the fiscal year ended November 30, 2002, the nature of the entity’s operations changed such that it services the company’s U.S. market of the geomatics business line and is now designated as a fully integrated operation. As a result, the foreign currency translation method used for the financial statements of the subsidiary included in the consolidated financial statements was changed from the current method to the temporal method. Under the temporal method, monetary items are translated into Canadian dollars at the rates in effect at the balance sheet dates. Non-monetary items are translated at historical rates. Translation gains and losses are included in earnings. This change in method has been accounted for on a prospective basis.

The company purchases foreign exchange forward contracts to hedge sales to customers denominated in the United States dollars and the related accounts receivable. Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments used to hedge anticipated U.S. dollar denominated sales are recognized as an adjustment of the revenues when the sale is recorded. The company does not utilize derivative financial instruments for trading or speculative purposes.

Foreign currency denominated monetary assets and liabilities of Canadian operations are translated into Canadian dollars at rates of exchange in effect at the balance sheet date, and revenues and expenses at average rates of exchange during the year. Exchange gains and losses arising on translation are included in earnings.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the years reported. Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash and deposit instruments with an initial maturity of three months or less.

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2003 and 2002 (expressed in Canadian dollars)	Canadian GAAP

Inventory

Materials and components are stated at the lower of cost and replacement value as determined by the first-in first-out method. Work-in-process and manufactured parts are stated at the cost of materials and direct labour applied to the product and the applicable share of overhead. Finished goods are stated at the lower of cost and net realizable value.

Property plant and equipment

Property plant and equipment are recorded at cost. Amortization is provided using the declining balance method based on the assets’ estimated useful lives as follows:

%
Equipment	20–25
Computer software	33
Furniture and fixtures	20
Leasehold improvements	20
Licenses and patents	10

Impairment loss is recognized when the undiscounted cashflows expected from use and eventual disposition of the asset are less than the carrying amount of the asset. An impairment charge is recorded to reduce the carrying value of the asset to its fair value.

Income taxes

The company accounts for income taxes using the liability method of tax allocation. Under the liability method, future income tax assets and liabilities are determined based on differences between their financial reporting and tax bases and are measured using substantively enacted tax rates and laws expected to be in effect when the differences are expected to reverse. The company provides a valuation allowance against future tax assets to the extent that the company does not consider them to be more likely than not of being realized.

Revenue recognition

Certain revenue from projects for navigation systems is recognized using the percentage of completion method of accounting, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project for each segment of the project. Costs include all direct costs including material, labour and subcontracting costs and certain indirect costs related to contracts. A provision is made for the entire amount of future estimated losses, if any, on contracts in progress.

Certain other systems revenue and revenue from navigation software is recognized at the time of delivery of the system to the customer or the delivery of the software and software locks to the customer if persuasive evidence exists of an agreement with the customer, the price is fixed and determinable, collection is probable, and there are no ongoing obligations of the company to provide future services.

Systems revenue under bill-and-hold arrangements, whereby revenue has been recognized but the goods have not been shipped, is recognized when the customer has a substantial business purpose for ordering the goods on a bill-and-hold basis and the company does not retain any specific performance obligations such that the earnings process is not complete. Goods held under such arrangements are segregated, ready for shipment and not subject to being used to fill other orders. The customers are charged additional fees for storage and other associated costs until shipment occurs.

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2003 and 2002 (expressed in Canadian dollars)	Canadian GAAP

Certain revenue from the sale of geomatics services is recognized as the services are provided. Revenue from projects for certain other geomatics services is recognized using the percentage of completion method of accounting, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project for each segment of the project. Costs include all direct costs including material, labour and subcontracting costs and certain indirect costs related to contracts. A provision is made for the entire amount of future estimated losses, if any, on contracts in progress.

Revenue from the sale of geomatics products is recorded at the time of delivery.

Revenue from systems components and other revenues are recorded at the time of delivery or as the services are provided.

Research and development

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless, in the opinion of management, the deferral criteria are satisfied in all material respects, in which case development expenditures are capitalized and amortized over the estimated life of the related products.

Government assistance

Government assistance is recorded in the accounts when there is reasonable assurance that the company has complied with, and will continue to comply with, all conditions necessary to obtain the grants. Government assistance towards current research expenditures is recorded as a reduction of expenses in the consolidated statement of earnings. The liability to repay government assistance is recognised as an expense in the period in which conditions arise that cause the government assistance to be repayable.

Stock-based compensation

The company has stock option plans as described in note 9. No compensation expense is recognized when stock options are issued to directors and employees. Compensation expense measured at fair value is recognized when stock options are issued to third parties approved by the board of directors. Consideration paid on exercise of the stock options is credited to capital stock.

Earnings per share

Basic earnings per share are computed using the weighted average number of common shares outstanding during the year. The treasury stock method is used for the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2003 and 2002 (expressed in Canadian dollars)	Canadian GAAP

3	Accounts receivable

	2003	2002
	$	$
Trade	1,691,685	2,785,531
Unbilled revenue	2,854,942	872,128
Technology Partnerships Canada contribution	—	157,708
Other	75,209	153,272

	4,621,836	3,968,639

4	Inventory

	2003	2002
	$	$
Materials and components	620,429	1,198,719
Finished goods	45,074	68,087

	665,503	1,266,806

5	Property, plant, and equipment

	2003

		Accumulated
	Cost	Amortization	Net
	$	$	$
Equipment	3,772,026	2,838,400	933,626
Computer software	721,250	401,909	319,341
Furniture and fixtures	126,534	86,378	40,156
Leasehold improvements	222,737	185,673	37,064
Licenses and patents	57,267	37,033	20,234

	4,899,814	3,549,393	1,350,421

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2003 and 2002 (expressed in Canadian dollars)	Canadian GAAP

	2002

		Accumulated
	Cost	Amortization	Net
	$	$	$
Equipment	3,557,622	2,629,162	928,460
Computer software	630,036	272,235	357,801
Furniture and fixtures	123,331	76,771	46,560
Leasehold improvements	222,196	176,485	45,711
Licenses and patents	57,267	34,785	22,482

	4,590,452	3,189,438	1,401,014

6	Accounts payable and accrued liabilities

	2003	2002
	$	$
Trade	1,171,353	1,323,991
Accrued liabilities	362,681	431,563
Accrued employee costs	408,592	489,475
Accrued royalties	183,435	339,380

	2,126,061	2,584,409

7	Credit facilities

In November 2002, the company renewed certain credit facilities with a Canadian chartered bank. The credit facilities consist of an operating line, a forward exchange contract facility and standby letters of credit. The operating line bears interest at the chartered bank’s prime lending rate plus 1.25% with interest payable monthly. The standby letters of credit are denominated in U.S. dollars and bear interest at rates between 1% and 2% per annum. Funds drawn on the operating line and the standby letters of credit are repayable on demand. As of November 30, 2003, letters of credit, relating principally to customer contracts, amounting to US$127,000 (2002 — US$859,000) have been issued. The company utilizes letters of credit to back certain performance obligations with its customers. These standby letters of credit have been insured through Export Development Canada.

The maximum amounts available to the company under the operating line and forward exchange contract facility are $1,000,000, and US$2,000,000, respectively. The credit facilities are collateralized by a general assignment of book debts, a general security agreement and a guarantee, also secured by general security agreements, from each of OSL, OSI Geomatics Ltd and OSI Geomatics Inc. In addition, the company is required to meet certain covenants as outlined in the credit facilities agreement. As at November 30, 2003, the company had drawn on its foreign exchange contract facility in the amount of US$1,343,705 (2002 — US$350,000). The company has not drawn on the operating line facility.

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2003 and 2002 (expressed in Canadian dollars)	Canadian GAAP

8	Capital Stock

(a) Issued and outstanding Common shares

	2003		2002

	Number of		Number of
	common	Amount	Common	Amount
	shares	$	shares	$
Balance — Beginning of year	26,043,243	18,220,929	24,694,549	17,625,427
Issued during the year
Exercise of stock options	1,208,198	606,069	1,206,664	495,752
Exercise of share purchase warrants		—	125,000	99,750
Class A preference shares converted	11,034	—	17,030	—
Common stock purchased and cancelled	(455,000)	(318,500)	—	—

Balance — End of year	26,807,475	18,508,498	26,043,243	18,220,929

(b) Class A preference shares

The company has 30,262 (November 30, 2002 — 41,296) Class A preference shares outstanding that have a nominal value for financial statement purposes. These Class A preference shares are being held in escrow and can be released subject to certain release provisions and obtaining approval from the appropriate regulatory authorities.

(c) Class B preference shares

The company completed a private placement on February 13, 2003 consisting of 61,244 units for total gross proceeds of $3,004,200. Each unit consists of one Class B Series 1 preference share and 22.75 common share purchase warrants exercisable at $1.10. The preference shares are voting convertible shares at a ratio of 1:45.5 and have a cumulative dividend of 6% per annum. The company has the right to redeem the preference shares after five years. The share purchase warrants are convertible to common shares at a ratio of 1:1 and expire five years after issue. The private placement incurred share issue costs of $277,205. The gross proceeds were allocated between the preference shares and warrants based on their relative fair value at the date of issuance, with the value allocated to the warrants presented as additional paid in capital. The fair value of the preference share has been estimated based on the fair value of the underlying common stock. The fair value of the warrants has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model included: (i) risk free rate of 2.7%, (ii) expected volatility of 66%, (iii) an estimated life of 5 years and (iv) an expected dividend rate of 0%.

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2003 and 2002 (expressed in Canadian dollars)	Canadian GAAP

(d) Stock option plans

The company has established three stock option plans under which options to purchase common shares may be granted to directors, officers and employees of the company and to any other person or company permitted by the applicable regulatory authorities to purchase unissued common shares. The number of common shares authorized for grant under the company’s stock option plans is 10,930,732. The exercise price of options granted pursuant to the plans may not be less than the market price of the common shares at the time of grant. The plans provide that options may be granted with vesting periods and expiry dates at the discretion of the board of directors. Options granted to directors vest immediately and options granted to employees vest one year after the date granted.

A summary of the status of the company’s stock option plans at November 30 is as follows:

	2003		2002

		Weighted average		Weighted average
		exercise price		exercise price
	Number of shares	$	Number of shares	$
Outstanding — Beginning of year	3,130,047	0.83	3,497,496	0.59
Granted	1,290,601	1.07	865,000	1.19
Exercised	(1,208,198)	0.50	(1,206,664)	0.41
Forfeited	(122,404)	0.96	(15,897)	0.96
Expired	(200,000)	1.50	(9,888)	0.28

Outstanding — End of year	2,890,046	1.02	3,130,047	0.83

A summary of the company’s stock options outstanding and exercisable at November 30, 2003 is as follows:

	Options outstanding			Options exercisable

		Weighted average
Range of	Number outstanding	remaining	Weighted average	Number exercisable	Weighted average
exercise prices	at November 30,	contractual life	exercise price	at November 30,	exercise price
	$2003	(years)		$2003	$
0.42 — 0.60	140,862	0.32	0.48	140,862	0.48
0.61 — 0.90	485,000	0.73	0.76	485,000	0.76
0.91 — 1.35	2,093,934	1.57	1.07	1,623,688	1.08
1.36 — 2.00	170,250	0.84	1.62	70,250	1.42

0.42 — 2.00	2,890,046	1.32	1.02	2,319,800	0.99

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2003 and 2002 (expressed in Canadian dollars)	Canadian GAAP

A summary of the company’s stock options outstanding and exercisable at November 30, 2002 is as follows:

	Options outstanding			Options exercisable

		Weighted average
Range of	Number outstanding	remaining	Weighted average	Number exercisable	Weighted average
exercise prices	at November 30,	contractual life	exercise price	at November 30,	exercise price
	$2002	(years)		$2002	$
0.40 — 0.60	1,133,138	1.02	0.45	1,133,138	0.45
0.61 — 0.90	695,250	1.51	0.76	695,250	0.76
0.91 — 1.35	1,031,409	2.23	1.12	1,031,409	1.12
1.36 — 1.50	270,250	1.38	1.48	270,250	1.48

0.40 — 1.50	3,130,047	1.56	0.83	3,130,047	0.83

Shareholder Rights Plan

On April 18, 2001, the board of directors of the company adopted a shareholder rights plan (the Rights Plan). The Rights Plan was approved by the Toronto Stock Exchange in accordance with its policies, and was also approved by the shareholders of the company by ordinary resolution at the annual general meeting of the company held on May 28, 2001.

The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders of the company are treated equally and fairly in connection with any take-over offer for the company. Take-over offers may not always result in shareholders receiving equal or fair treatment or full value for their investment. In addition, current Canadian securities legislation only requires a take-over offer to remain open for 21 days. The board believes that this period may be insufficient for the shareholders to evaluate a bid, or for the board to pursue alternatives that could maximize shareholder value and to make informed recommendations to shareholders.

The Rights Plan is designed to discourage discriminatory or unfair take-over offers for the company and gives the board time, if appropriate, to pursue alternatives to maximize shareholder value in the event of an unsolicited take-over bid for the company. The Rights Plan will encourage an offeror to proceed by way of a permitted bid or to approach the board with a view to negotiation by creating the potential for substantial dilution of the offeror’s position. The permitted bid provisions of the Rights Plan are designed to ensure that, in any take-over bid, all shareholders are treated equally, receive the maximum value for their investment and are given adequate time to properly assess the take-over bid on a fully informed basis.

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2003 and 2002 (expressed in Canadian dollars)	Canadian GAAP

(e) Earnings per share

Basic earnings per share	2003	2002

Net earnings	$385,369	$1,635,031

Less: Class B preferred share dividends	145,350	—

Net earnings available to common shareholders	$240,019	$1,635,031

Weighted average number of common shares outstanding	25,977,123	25,288,725

Basic earnings per share	$0.01	$0.06

Diluted earnings per share

Net earnings	$385,369	$1,635,031

Less: Class B preferred share dividends	145,350	—

Net earnings available to common shareholders	$240,019	$1,635,031

Weighted average number of common shares outstanding	25,977,123	25,288,725

Dilutive effect of Class A preference shares — Series A	30,262	41,296

Dilutive effect of Class B preference shares — Series 1 (*1)	—	—

Dilutive effect of stock options	1,135,107	1,955,596

Adjusted weighted average number of common shares outstanding	27,142,492	27,285,617

Diluted earnings per share	$0.01	$0.06

(*1) The Class B preference shares — Series 1 are anti-dilutive for the purposes of calculating diluted earnings per share for twelve months ended November 30, 2003.

(f) Normal course issuer bid

In January 2003, the Company received approval for a normal course issuer bid that entitles the Company to repurchase up to 1,300,000 common shares for cancellation between January 16, 2003 and January 15, 2004. The purchases are made on the open market.

During the period January 16 to November 30, 2003, the Company purchased 455,000 of its common shares under the normal course issuer bid at an average cost of $1.11 per share for an aggregate consideration of $505,681. The amount by which the cost of reacquiring the shares exceeded the average carrying value has been charged to the deficit.

9	Stock based compensation

Effective December 1, 2002 the Company adopted CICA 3870 Stock-based Compensation and Other Stock-based payments. As permitted by CICA 3870 the Company has applied this change prospectively for new awards granted on or after December 1, 2002. The Company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. However, direct awards of stock to employees, stock option and stock awards granted to non-employees have been accounted for in accordance with the fair value method of accounting for stock-based compensation. Had compensation cost for these grants been determined based

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2003 and 2002 (expressed in Canadian dollars)	Canadian GAAP

on the fair value at the grant date consistent with the provisions of CICA 3870, the Company’s earnings and earnings per basic and diluted share would have been adjusted to the pro forma amounts indicated below:

	2003	2002
	$	$
Earnings for the year	385,369	1,635,031
Additional compensation expense	517,891	452,083

Pro forma net earnings (loss)	(132,522)	1,182,948

Pro forma basic earnings (loss) per share	(0.01)	0.05

Pro forma diluted earnings (loss) per share	(0.01)	0.04

The pro forma compensation expense reflected above has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model included: (i) risk free interest rate between 2.6% and 2.9% (2002 — 2.1% and 2.6%); (ii) expected volatility between 45% and 114% (2002 — 50% and 73%); (iii) an estimated average life of 1 to 5 years (2002 — 3 to 5 years); and (iv) an expected dividend yield of 0% (2002 - 0%).

The weighted average fair value of the options granted during the year ended November 30, 2003 was $0.45 per option (November 30, 2002 — $0.52).

10	Technology Partnerships Canada

Effective December 23, 1998, the company entered into an agreement with Technology Partnerships Canada (TPC). TPC is a technology investment fund of the Canadian federal government established to contribute to the achievement of increasing economic growth, creating jobs and wealth, and supporting sustainable development in Canada. TPC granted financial assistance to the company for the purpose of funding research and development activities to be completed on or before March 31, 2003. To receive the financial assistance, the company must submit claims to TPC for eligible costs. Eligible costs include labour, material and other costs directly attributable to the research and development activities. Under the agreement with TPC, the company is eligible to receive contributions to a maximum of $4,000,177 over the period from December 23, 1998 to March 31, 2003. As of March 31, 2003, the company has received the maximum allowed under the agreement. During 2003, the company incurred eligible costs of $376,880 (2002 — $863,851) and has claimed the full amount from TPC. These amounts have been applied to reduce expenses in the consolidated statements of earnings.

In addition, the company is required to pay a royalty of 3% to TPC on all revenues that OSL, the company’s wholly owned subsidiary, earns from December 1, 1999 to November 30, 2008. The royalty payments do not relate to the ownership of the intellectual property (IP). Ownership of the IP remains with the company. Royalty payments will continue until the cumulative royalties paid or payable to November 30, 2008 are at least $7,810,230 or until November 30, 2014.

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2003 and 2002 (expressed in Canadian dollars)	Canadian GAAP

TPC royalties paid and accrued are as follows:

	2003	2002
	$	$
Royalties paid	391,752	213,704

Accrued royalties
Short term	183,435	339,380
Long term	187,384	372,717

	370,819	712,097

If the company causes an event of default, as defined in the agreement, TPC can suspend or terminate any obligation to contribute to the costs of the project or require the company to repay all or part of the contributions made, together with interest, from the date of demand.

11	Commitments and contingencies

The company has entered into operating leases for its office premises in Canada and for certain equipment. Minimum lease payments required under the remaining terms of the leases are as follows:

$
Years ending November 30
2004	274,828
2005	273,384
2006	265,501
2007	179,933
2008	3,665

997,311

In addition to basic rent, the company is required to pay a portion of certain costs and property taxes for the above commitments. In 2003, the company paid $77,719 (2002 — $79,973) for these costs.

In July 2002, the company’s subsidiary OSL and three employees became subject to a lawsuit by Triathlon Ltd., a subsidiary of MacDonald, Dettwiler and Associates Ltd., related to use of confidential information and breach of fiduciary duty. No amount had been accrued at November 30, 2003 in respect of this claim because it is the opinion of management that the claim is without merit and the amount of loss, if any, cannot be reasonably estimated.

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2003 and 2002 (expressed in Canadian dollars)	Canadian GAAP

12	Future income taxes

The company is subject to Canadian federal and British Columbia provincial taxes in Canada. The company is also subject to federal income taxes in the U.S. and Danish income taxes.

Earnings before income taxes consisted of the following:

	2003	2002
	$	$
Canadian income (loss)	(5,992)	1,064,690
U.S. income	251,262	143,925

	245,270	1,208,615

The company has non-capital losses for Canadian income tax purposes of approximately $4,502,648 (2002 — $4,855,787), which are available for carry forward to reduce future years’ taxable income. These income tax losses expire as follows:

	2003	2002
	$	$
Year ending November 30
2003	—	172,395
2004	—	—
2005	1,600,105	1,759,504
2006	2,506,280	2,533,022
2007	137,945	193,676
2008	—	—
2009	258,318	197,190

The company has net operating losses for U.S. income tax purposes of approximately $451,030 (2002 — $787,062), which are available for carry forward to reduce future years’ taxable income of the U.S. company. These income tax losses expire as follows:

	2003	2002
	$	$
Year ending November 30
2018	138,259	426,172
2019	—	—
2020	277,141	319,778
2021	35,630	41,112

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2003 and 2002 (expressed in Canadian dollars)	Canadian GAAP

The company also has investment tax credits of approximately $782,041 (2002 — $329,410), which can be used to offset future income taxes otherwise payable and expire as follows:

	2003	2002
	$	$
Year ending November 30
2005	117,678	117,678
2006	130,114	130,114
2007	—	—
2008	—	—
2009	—	—
2010	—	—
2011	219,680	81,618
2012	139,499	—
2013	175,070	—

The company has capital losses for Canadian income tax purposes of approximately $354,466 (2002 — $354,466), which are available for carry forward to reduce future years’ income from capital gains. These capital losses carry forward indefinitely.

The company has undeducted scientific research and experimental development expenses for Canadian income tax purposes of approximately $4,334,409 (2002 — $2,038,365), which are available for carry forward to reduce future years’ income for tax purposes. These expenses carry forward indefinitely.

The net future tax asset consists of the following:

	2003	2002
	$	$
Future tax assets
Non-capital loss carry-forwards and net operating losses	1,742,868	2,027,491
Net capital loss carry-forwards	63,130	126,261
Scientific research and experimental development costs	1,543,916	700,718
Investment tax credits	569,579	212,074
Property, plant and equipment	555,339	544,893
Other	105,763	28,119

	4,580,595	3,639,556
Valuation allowance	(3,758,072)	(2,985,840)

Net future tax asset	822,523	653,716

The Company reduced its valuation allowance against future income tax assets to reflect the amount of the future tax benefit that was more likely than not to be realized. A valuation allowance continues to be provided against future income tax assets for which the more likely than not criteria of future realization has not been met. During the year, the future income tax recovery related to the release of the valuation allowance was $168,807 (2002 — $426,416).

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2003 and 2002 (expressed in Canadian dollars)	Canadian GAAP

A reconciliation of the combined Canadian federal and provincial income tax rate with the company’s effective income tax rate is as follows:

	2003	2002
	$	$
Expected statutory rate	37.79%	40.04%

Expected provision for income taxes	92,688	483,929
Change in tax rates applied in valuation allowance	25,235	(41,915)
Change in valuation allowance	772,232	(972,234)
Foreign tax differentials	9,135	(39,828)
Temporary differences arising during the year	(1,052,335)	126,313
Non-deductible expenses and other	12,946	17,319

	(140,099)	(426,416)

As a result of a Canadian federal tax reassessment non-capital loss carry forwards, scientific research and experimental developmental costs and related income tax credits have been adjusted resulting in an increase of available deductible temporary differences of approximately $2,090,000.

13	Segmented information

The company’s reportable segments are as outlined below. Accounting policies used by these segments are the same as those described in the significant accounting policies as disclosed in note 2.

	2003

	Systems	Geomatics	Total
	$	$	$
Revenue	7,927,166	3,593,627	11,520,793
Technology Partnerships Canada — net	(326,407)	—	(326,407)
Interest expense	624	2,200	2,824
Income tax recovery	2,917	137,182	140,099
Earnings for the year	124,594	260,775	385,369
Property, plant and equipment expenditures	201,540	107,846	309,386
Amortization	255,462	104,517	359,979

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2003 and 2002 (expressed in Canadian dollars)	Canadian GAAP

	2002

	Systems	Geomatics	Total
	$	$	$
Revenue	11,521,314	2,347,465	13,868,779
Technology Partnerships Canada — net	(387,662)	—	(387,662)
Interest expense	2,869	713	3,582
Income tax recovery	426,416	—	426,416
Earnings for the year	1,460,124	174,907	1,635,031
Property, plant and equipment expenditures	397,244	306,997	704,241
Amortization	242,362	133,407	375,769

	2003

	Systems	Geomatics	Total
	$	$	$
Total assets employed	10,103,117	1,625,140	11,728,257

	2002

	Systems	Geomatics	Total
	$	$	$
Total assets employed	9,633,345	1,133,093	10,766,438

Geographically, revenues reported are based on the location of the company’s customers.

	2003	2002
	$	$
Canada	3,296,257	3,315,510
United States	5,103,062	7,366,982
Denmark	2,083,953	3,178,644
Other	1,037,521	7,643

Total	11,520,793	13,868,779

Approximately 65% of revenue for the year ended November 30, 2003 (2002 — 84%) is derived from three ultimate customers at 27%, 20% and 18%, respectively (2002 — 38%, 23%, 23%).

Geographically, property, plant and equipment are reported based on location. At November 30, 2003 and 2002, all of the company’s property, plant and equipment was located in Canada.

Offshore Systems International Ltd. Notes to the Consolidated Financial Statements November 30, 2003 and 2002 (expressed in Canadian dollars)	Canadian GAAP

14	Financial instruments

Fluctuations in foreign currency exchange rates

The company enters into transactions denominated in U.S. dollars and as such its revenue, expenses, monetary assets and liabilities will be affected by fluctuations in the U.S. dollar relative to its functional currency, the Canadian dollar.

The company uses foreign exchange forward contracts to hedge transactions denominated in United States dollars. The purpose of the Company’s hedging activities is to reduce the level of exposure to exchange rate movements, most significantly in the United States. At November 30, 2003, the Company had forward exchange contracts maturing in the following year to sell United States dollars in the amount of US$1,343,705. The exchange rates set in the forward exchange contracts ranged between $1.3047 to $1.4029 for US$1.00. The contracts mature between January and May 2004.

The fair value of derivative instruments generally reflects the estimated amounts that the company would receive or pay to settle the contracts at November 30, 2003. The fair value of the above derivative financial instruments was $82,097.

15	Supplemental cash flow information

	2003	2002
	$	$
Cash paid during the year for interest	2,824	3,582

Cash received for interest	103,564	20,192

Cash paid during the year for income taxes	—	—

Non-cash financing and investing activities
Inventory transferred to plant and equipment	10,121	62,741

16	Reclassifications

Certain balances for the year ended November 30, 2002 have been reclassified to conform to the presentation adopted for the current year.

17	Subsequent events

On December 1, 2003, the company declared dividends of $1.50 per share on the issued and outstanding Class B Series 1 Preference shares. The total amount of the dividend declared was $91,866.

On January 8, 2004, the company announced that it had been selected for a major fleet-wide contract with the Royal Navy of the United Kingdom. The company, as part of a successful teaming arrangement with Lockheed Martin UK and Kelvin Hughes Ltd., will begin to deliver ECPINS®-M software to the Royal Navy fleet in mid-2004. The initial purchases total approximately CDN $3 million. The total contract value, including long term support and options for auxiliary systems and software development is approximately CDN $17.5 million.

Canadian GAAP
Management Discussion and Analysis
For the year ended November 30, 2003

Forward-Looking Statements — Statements in this report, or any document filed by Offshore Systems International Ltd. (the “Company”) with the different governing authorities, or in any other written or oral communication by or on behalf of the Company, to the extent not directly and exclusively based on historical events, constitute forward-looking statements. These statements represent the Company’s intentions, plans, expectations, and beliefs, and no assurance can be given that the results described in such statements will be achieved.

Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the following sections, and statements regarding future-oriented costs and expenditures. Investors are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date thereof. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company include the effects of general economic conditions, changing foreign exchange rates, actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgements in the course of preparing forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Vision, Core Businesses and Strategy

Vision

The Company has strong capabilities in geographic data production, manipulation and display and it has established itself as one of the leading suppliers of navigation chart systems for naval fleets. The Company is commercializing both its software and its capabilities as naval and major commercial fleets follow the evolution from manual, paper based charts to electronic navigation.

The Company’s vision for future developments is centered upon:
•	Capitalizing upon our presence in naval navigation by securing additional fleet procurements as they come to market,
•	Expanding the Company’s experience in geographic data beyond marine applications,
•	Identifying segments of the broad Defence market where the addition of electronic geography can reduce risks and add significant value and
•	Diversifying the Company’s business beyond the Defence market.

The Company intends to bring forward and integrate electronic geography into the management of mission critical applications for Defence and commercial customers.

Core Businesses

Founded in 1977, the Company has two lines of business — systems and geomatics. The systems line of business designs, develops and markets the proprietary ECPINS® (Electronic Chart Precise Integrated Navigation System) line of electronic chart navigation aids for ships. ECPINS is designed, developed and marketed by Offshore Systems Ltd., a wholly owned subsidiary. ECPINS helps to reduce the risk of navigation-related incidents by giving bridge crews a precise, real-time display of their position, course and speed, against a background of fixed obstacles and other navigational hazards. Offshore Systems has developed a market position in military navigation, and has ECPINS systems deployed with the United States Coast Guard, the Canadian Navy, the Royal Danish Navy, the New Zealand Royal Navy and the United States Navy. The geomatics line of business, which is operated through OSI Geomatics Ltd. and OSI Geomatics Inc. (wholly owned subsidiaries), produces and markets both land and nautical mapping data products for the military, governmental and commercial marketplace in North America.

Canadian GAAP

In the Company’s 2004 fiscal year, it will add a new line of business — applications, which will develop software applications and tools for situational awareness. The applications business unit will provide products and services to military forces, government agencies and systems integrators to enable improved situational awareness. The business unit’s initial product is Common Operational Picture — Integrated Display Server (COP-IDS®). COP-IDS® facilitates the integration of information from multiple geo-spatial sources — such as land maps, nautical charts, aerial and space photo imagery and special military information — into a single fused display.

Strategy for Growth and Shareholder Value Creation

The Company will employ a combination of strategies and competitive advantages to capitalize on the market conditions that exist in the various market sectors of its business.

Distribution Strategy

The Company’s distribution strategy relies on a combination of direct sales and indirect sales through teaming relationships, strategic partnerships and distributorships to obtain major orders from both new and existing customers. The Company’s direct sales force focuses on the domestic markets and its indirect sales channels focus the international and global markets for the Company’s products and services. This strategy has resulted in the Company’s navigation systems business winning five consecutive open procurement competitions.

Engineering and Product Development Strategy

The Company develops and maintains its proprietary intellectual property (IP). The Company uses a number of forms of licenses and other agreements to make its IP available to its customers, its partners and the development community that use the Company’s IP for their operations.

The product development process is inherently resource constrained and decisions about product priorities are market-based decisions. Development is focused on niches in which the Company believes will result in competitive advantages, increased market share and positive gross margins. The Company makes market-driven decisions to allow product features to be added when required.

Quality Strategy

The Company’s complex products fall under the purview of a number of international standards. The Company’s overall qualification target is ISO9001:2000 worldwide. This target was achieved in the fiscal year 2003.

Each operating entity will have to adopt and adhere to such environmental, physical, electrical and performance standards as are relevant to its products. For example, navigation systems have to comply with one or more standards from the International Hydrographic Organization, the International Maritime Organization, the International Electrotechnical Commission, NATO, and the United States Navy.

Human Resource Strategy

The human resource strategy revolves around developing sustained core competencies in key areas to support the business vision. The Company’s human resource base will be managed to ensure that the core competency and skills portfolio requirements to support the business are met. New hires will be selected based on attitude, aptitude, experience and credentials.

Capitalization Strategy

The Company strives to maintain a strong balance sheet with an adequate level of liquidity. The Company monitors key ratios and balances regularly. The Company establishes limits on its total debt load and established targets for its current asset to current liability ratio, cash and accounts receivable to current liabilities ratio, and accounts receivable and inventory balances.

Canadian GAAP

Shareholder Value Strategy

The Company is a publicly traded company listed on the TSX exchange in Toronto and quoted for trading in the U.S. on the Over The Counter Bulletin Board (OTCBB).

The Company’s target shareholder is an investor interested in the technology sector, either an individual or small-cap fund that invests in technology companies on a growth and value basis. The Company plans to develop earnings growth to support investor valuations, and to market the Company as an investment through investor relations programs in Canada and the USA.

Growth Performance Drivers

The following discussion on growth performance drivers and measures is not intended as investment advice to the reader. Before making any investment decision, the reader should seek professional advice from an independent accredited investment advisor.

The Company views the following indicators as growth indicators:
•	Successful major enterprise wins from both new and existing navigation systems business unit customers,
•	Establishing key partner or prime-contract relationships with international or global organizations and
•	Design wins in the applications business unit.

The Company measures success by the number and frequency of new prime contract and key sub-contract awards for the Company’s geomatics business unit, new design wins for the applications business unit, new fleet wide and follow-on orders for the navigation systems business unit and new strategic alliances for all three business units.

Required Capabilities

The Company’s ability to meet its targets relies on two primary resources: its liquidity and capital resources, and its human resources.

Liquidity and Capital Resources

The Company strives to maintain cash-contributing profitable operations that provide an adequate liquidity and capital resource base for growth. Every business endeavour the Company develops or acquires targets a positive cash flow from the outset.

The Company believes that cash flow from operating activities, together with cash on hand and borrowings available under its revolving credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the next 12 months. There can be no assurance that these resources will be adequate or that additional financing will be available to the Company.

Human Resources

The Company strives to maintain a long-term investment in its human resource base. Experienced, capable resources trained in the Company’s methodologies and standards are a requirement. This training requires a significant time investment, particularly for the Company’s research and development resources. Employees are encouraged to or are required to constantly upgrade their skills.

Maintaining the Company’s existing employee base and adding the right people in the right position at the right time to this base has been a factor in the Company’s performance over the past two years. To augment its core employee base, the Company is building offshore production and engineering partnerships that will allow it to more effectively manage the fluctuations in the resource requirements demanded by its customers. The partner organizations will be required to meet and maintain our professional standards.

Canadian GAAP

The Company has entered into employment contracts with its executive and key management personnel.

The Company believes that the current employee base will be sufficient to meet the planned growth of the existing operations for the next 12 months. There can be no assurance that these resources will be adequate and that additional staff will be available to the Company.

Results

The Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (“CDN GAAP”) and are presented in Canadian dollars unless otherwise indicated. All references in this report to financial information concerning the Company refer to such information in accordance with CDN GAAP and all dollar amounts in this report are in Canadian dollars unless otherwise indicated.

The following discussion and analysis provides a review of activities and results of operations of the Company for the fiscal year ended November 30, 2003 in comparison with those for the fiscal year ended November 30, 2002. This discussion should be read in conjunction with the Company’s 2003 Audited Consolidated Financial Statements.

The Company has had a volatile operating history making an evaluation of the Company and its prospects complex and challenging. The Company’s prospects must be evaluated keeping in mind the risks, expenses and difficulties encountered by companies seeking to introduce new products into rapidly evolving niche markets with a limited number of competitors, only a few of which are well financed. To address these risks and uncertainties, the Company must, among other things, successfully market its existing products and technologies, complete and introduce products under development in a timely manner, continue to upgrade and commercialize its technologies, attract, retain and motivate qualified personnel, manage rapid growth and establish strategic alliances with large multi-national corporations. There can be no assurance that the Company will successfully address all of these challenges.

The Company’s annual and quarterly operating results are primarily affected by the level, timing and duration of customer orders, relative mix of value added products and services and fluctuations in materials costs. The Company’s operating results are also affected by, among other factors, price competition, manufacturing effectiveness and efficiency, the ability to manage inventory and capital assets effectively, foreign exchange fluctuations, the timing of expenditures in anticipation of increased sales, customer product delivery requirements and shortages of components or labour.

The Company has incurred losses from continuing operations, which has resulted in an accumulated deficit in shareholders’ equity of $12,043,580. For past four fiscal years, the Company has established moderately profitable operations. In FY2003, the Company recorded $11,520,793 in revenue, driven by contracts executed by the Company during the year with the United States Coast Guard, the Royal Danish Navy and the Canadian Navy. Earnings for FY2003 were $385,369. In addition, cash and cash equivalents strengthened to $3,837,555, with positive cash flow from operations for the past four years.

As at November 30, 2003, the Company has 26,807,475 common shares, 30,262 Class A preference shares — Series A and 61,244 Class B preference shares — Series 1 outstanding.

Critical Accounting Policies

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

Canadian GAAP

The following critical accounting policies affect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

Revenue

The Company is required to estimate the costs to complete certain systems and geomatics services contracts. Revenues from these contracts are recognized on the percentage-of-completion method measured by the percentage of costs incurred to total estimated costs to complete for each contract. When it has been determined that a contract will generate a loss for the Company, the Company estimates that loss and books a reserve for the total expected loss on the contract. In the event that actual results differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust the revenues for these projects.

Future Income Taxes

The Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves estimating the Company’s actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities that may be included on the Company’s consolidated balance sheet. The Company recognizes future income taxes to the extent that their realizations are considered more likely than not and provides a valuation allowance against any remaining balance. The valuation allowance is based on the Company’s estimates of taxable income by jurisdiction in which it operates and the period over which its future tax assets will be recoverable. In the event that actual results differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust the valuation allowance.

Stock-based Compensation

The company has established three stock option plans under which options to purchase common shares may be granted to directors, officers and employees of the company and to any other person or company permitted by the applicable regulatory authorities to purchase unissued common shares. The Company does not recognize a compensation expense when stock options are granted under stock option plans to employees and directors with no cash settlement features. However, direct awards of stock to employees, stock option and stock awards granted to non-employees are accounted for in accordance with the fair value method of accounting for stock-based compensation.

Inventory

The Company values its inventory at the lower of cost, determined on an average first in first out basis, and net realizable value. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. If market conditions differ from those originally estimated by the Company, an additional inventory write-down may be required.

Accounts Receivable

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers is unable to make required payments. Management specifically analyses the age of outstanding customer balances, historical bad debts, customer credit-worthiness and changes in customer payment terms when making estimates of the uncollectability of the Company’s accounts receivable. If the Company determines that the financial condition of any of its customers deteriorates, increases in the allowance may be made.

Results of Operations

For the fiscal year ended November 30, 2003, the Company had net earnings of $385,369, or $0.01 per share on a basic and diluted basis.

Canadian GAAP

The table below presents, for the periods indicated, selected financial data of the Company expressed as a percentage of total revenues:

	Year ended November 30

	2003	2002

Revenues:
Systems and system components	53.9%	70.4%
Geomatics	30.9%	16.9%
Software	9.0%	7.0%
Other	6.2%	5.7%

	100.0%	100.0%
Cost of sales	44.8%	51.2%

Gross Profit	55.2%	48.8%

Expenses
General and administrative	21.7%	18.7%
Research and development	13.4%	10.9%
Sales and marketing	17.4%	12.7%
Amortization	2.1%	1.8%
Interest	0.0%	0.0%
Foreign exchange loss	1.3%	0.4%
Technology Partnerships Canada royalty	0.4%	3.4%
Technology Partnerships Canada contribution	(3.3%)	(6.2%)

	53.1%	41.7%

Earnings from operations	2.1%	7.1%

Proceeds on settlement of claim	0.0%	1.6%

Earnings before tax recovery	2.1%	8.7%

Income tax recovery	1.2%	3.1%

Earnings for the year	3.3%	11.8%

Revenues

The Company’s core revenue stream is derived from four sources: Systems and System Components, Software, Geomatics, and Other which includes System Repairs and Servicing, Training and Consulting. The Company’s principal developed and manufactured product, the Electronic Chart Precise Integrated Navigation System (“ECPINS®”), delivers the majority of the revenue.

The Company recognizes revenue from each source when earned in compliance with CDN GAAP. Certain revenues from projects for navigation systems are recognized using the percentage of completion method of accounting, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project for each segment of the project. When it has been determined that a project or a project segment will generate a loss, the Company estimates that loss and books a reserve for the total expected loss on the project or project segment. Certain other systems revenues and revenues from navigation software are recognized at the time of delivery of the system to the customer or the delivery of the software and software locks to the customer if persuasive evidence exists of an agreement with the customer, the price is fixed and determinable, collection is probable, and there are no ongoing obligations of the Company to provide future services. Systems revenues under bill-and-hold arrangements, whereby revenues were recognized but goods have not been shipped, are recognized

Canadian GAAP

when the customer has substantial business purpose for ordering the goods on a bill-and-hold basis and the Company does not retain any specific performance obligations such that the earnings are not complete. Revenues from the sale of geomatics products are recognized when the products are delivered. Revenues from projects for geomatics services are recognized using the percentage of completion method of accounting, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project for each segment of the project. Revenues from systems components and other revenues are recorded at the time of delivery or as the services are provided.

The Company’s revenue and margins can vary from period to period as a result of the level of business volumes, seasonality of demand, mix of contracts, accuracy of estimates used in revenue recognition and component supply availability. Actual production volumes are based on orders for the delivery of products.

Consolidated revenue for the year was $11,520,793, compared with $13,868,779 for FY2002, a decrease of 17%. The Company’s revenues are primarily affected by the level, timing and duration of customer orders and customer product delivery requirements. The Company depends heavily on government contracts and derives a significant amount of revenue from a few customers, which may result in varying revenue and margins. During FY2003, the Company continued and expanded its business development initiatives with prospective and existing customers. Some of these activities did not result in closing orders during the year but may yield orders in subsequent fiscal years. The main customers for the Company’s products and services were the U.S. Coast Guard, Canadian Coast Guard, Canadian Department of National Defence, Royal Danish Navy and the U.S. Navy. Revenue from these customers accounted for 70% of the consolidated revenue for FY2003 compared to 90% of the consolidated revenue for 2002.

Segment Results

Revenue from the systems segment for FY2003 was $7,927,166, compared to $11,521,314 for FY2003, a decrease of $3,594,148 or 31%. This decrease was largely attributable to the substantial completion in fiscal year 2002 of the Canadian Department of National Defence contract awarded to the Company in fiscal year 2001, the Marinette Marine Corp. contracts to provide ECDIS systems for the U.S. Coast Guard Juniper class buoy tenders, and the substantial completion of the Danish Navy contract during FY2003.

Revenue from the geomatics segment for FY2003 was $3,593,627 compared to $2,347,465 FY2002, an increase of $1,246,162 or 53%. In FY2003, most of the increased revenue resulted from the Company’s expansion into the land mapping market in the forth quarter of FY2002, although some increases in revenues stemmed from the existing customer base in the nautical chart market.

In both operating segments, the Company continues to invest significant corporate, sales and marketing resources in identifying and pursuing new opportunities and contracts, both in its existing customer base and with new prospective customers.

Gross Profit

The Company’s gross profit decreased $409,662 to $6,361,725 in FY2003 from $6,771,387 in FY2002. Gross profit percentage increased to 55.2% in FY2003 from 48.8% in FY2002. The increase was attributable to a major project that included a large proportion of third-party systems at low gross profit margins in FY2002.

General and Administrative Expenses

General and administrative (“G&A”) expenses consist mainly of salaries and benefits of management and administrative personnel, professional fees, public company expenses, related facility costs and general administrative expenses, net of interest and other income. G&A decreased $98,873 in FY2003 to $2,498,022 from $2,596,895 in FY2002. As a percentage of revenue, G&A increased to 21.7% in FY2003 from 18.7% in FY2002. The Company continues to protect its Intellectual Property and its ability to conduct its businesses in an unrestricted manner through the appropriate avenues. These activities may result in increased G&A expenses in future periods.

Canadian GAAP

Research and Development Expenses

Research and development (“R&D”) expenses consist mainly of salaries and benefits of software and hardware engineering personnel, sub-contractor costs and related overhead and facilities expenses. The Company expenses research and development costs in the period incurred unless, in the opinion of management, certain development costs meet the deferral criteria under Canadian GAAP, in which case development expenditures are capitalized and amortized over the estimated life of the related products. To date, the Company has not capitalized any development costs.

The Company continued to invest in new product development in 2003. The Company believes that in order to maintain its technological capabilities, it must continue to fine-tune existing products and introduce new high quality products that challenge and redefine the industry standards. As a result, FY2003 spending on R&D increased $31,995 to $1,548,523 or 13.4% of revenue, compared to $1,516,528 or 10.9% of revenue in FY2002. The increased spending is the result of additional salaries and benefits for new staff to support the additional R&D activities related to the development of the recently released COP-IDS® product and the continuing development of the ECPINS® product.

In November of 1999, the Company announced an agreement with Technology Partnerships Canada (“TPC”) whereby TPC granted financial assistance to the Company to fund research and development activities. The maximum eligible repayable contribution is $4,000,177 over the period to March 31, 2003. During the year, the Company incurred costs of $376,880 and has claimed the full amount. To November 30, 2003, the Company has claimed the full amount eligible under the TPC program. Also, under the terms of the agreement, the Company is required to pay TPC a royalty based on the revenue of its subsidiary Offshore Systems Ltd. To November 30, 2003, the Company has accrued for future payment or paid royalties of $1,116,730. Royalty payments will continue until the cumulative royalties paid or payable to November 30, 2008 are at least $7,810,230 or until November 30, 2014.

Sales and Marketing Expenses

Sales and marketing (“S&M”) expenses consist primarily of compensation of sales and marketing personnel, as well as expenses associated with advertising, trade shows, facilities and other expenses related to the sales and marketing of the Company’s products and services. S&M expenses increased $238,569, or 14%, in FY2003 to $2,000,238 (17.4% of revenue) from $1,761,669 (12.7% of revenue) in FY2002. The increase in expenses was the result of the Company’s increased level of business development activity relating to its expansion efforts into American, European and Asia-Pacific markets. These expansion efforts required the Company to hire additional S&M staff to pursue specific opportunities in these regions. The expansion effort targets the military agencies of Canada, NATO and other allies of Canada to increase the profile of the Company and its products through the establishment of marketing agreements with companies local to the targeted regions. Some of these activities did not result in closing orders during the year but may yield orders in subsequent fiscal years.

Amortization

Total amortization decreased slightly to $241,295 from $243,786 in FY2002. The decrease reflects the dollar value and mix of fixed assets in the Company for FY2003.

Interest

Interest expense decreased to $2,824 from $3,582 in FY2002 because the Company did not utilize its credit facility during FY2003.

Income Taxes

Based on the information available at the time of the issue of the annual audited financial statements, the Company estimated that it will have sufficient taxable earnings in future years to utilize a portion of the Company’s $4,502,648 Canadian and $451,030 U.S. non-capital losses carried forward. As a result of this assessment, the Company recognized a future tax asset of $168,807 for the year ended November 30, 2003. In accordance with Canadian GAAP, the Company provided a valuation allowance of $3,758,072 against the total future tax asset as it

Canadian GAAP

is not considered more likely than not that the remaining future tax asset will be recovered. The Company continues to evaluate its taxable position quarterly and considers factors such as estimated taxable income, the history of losses for tax purposes and the growth of the Company, among others.

Net Earnings

Consolidated net earnings for the year were $385,369, or 3.3% of revenue, compared to $1,635,031 for FY2002, or 11.8% of revenue.

Backlog

Total backlog as at November 30, 2003 was $3.3 million compared to $6.1 million at November 30, 2002. Total backlog is the total of the firm and option backlogs. Firm backlog consists of firm, fixed, signed orders issued to the Company and executable by the Company subsequent to the balance sheet date. Firm backlog as at November 30, 2003 was at $0.9 million compared to $3.7 million as at November 30, 2002. Option backlog consists of unexercised contract options at the balance sheet date and indefinite-quantity contracts executable by the Company subsequent to the balance sheet date. Option backlog as at November 30, 2003 was $2.4 million compared to $2.4 million at November 30, 2002. Subsequent to November 30, 2003, the Company booked an additional $4.0 million in firm, fixed, signed orders that will be executed in FY2004 and an additional $14.5 million of option backlog to be executed during and after FY2004.

The timing of the awarding of major contracts to the Company can significantly impact the Company’s total backlog position. Historically, major contracts that have been awarded to the Company have taken up to three years to finalize, with the contracting process involving lengthy discussions and negotiations with several groups of people within the prospective customer’s organization. The Company has continually pursued and will continue to pursue major contracts and, as a result, there could be large variations in its total backlog position from one fiscal year to another.

Because governments approve budget expenditures on an annual basis, multi-year contracts with government agencies have a termination-for-convenience clause that allows the contract to be terminated should future budget funding not be approved. The Company has included the full value of these contracts in backlog as no evidence exists that the contracts would be terminated.

Liquidity and Capital Resources

The Company concluded the fiscal year with a positive cash position. At November 30, 2003, the Company had current assets of $10,377,836, current liabilities of $2,305,910 and a cash position of $3,837,555. Working capital increased $3,622,434 to $8,071,926 at November 30, 2003 from $4,449,492 a year earlier, primarily through an increase in accounts receivable and a decrease in billings in excess of revenues.

The Company has credit facilities consisting of an operating line, standby letters of credit, and forward exchange contract facilities. The credit facilities permit the Company to borrow funds directly for general corporate purposes (including acquisitions) at floating rates. No borrowings against the operating line were outstanding as at November 30, 2003. The Company has issued standby letters of credit totalling US$127,000. The Company has utilized the standby letters of credit to back certain performance obligations with its customers. The Company has entered into forward exchange contracts in the amount of US$1,343,705. The Company utilizes its forward exchange contract facility to reduce the level of exposure to currency exchange rate movements.

Fiscal year ended November 30, 2003 operating cash flow, before changes in non-cash working capital items, was $619,591, compared with $1,568,937 in the fiscal year ended November 30, 2002, a decrease of $949,346. The reduction reflected the decreased profitability of the Company for the fiscal year 2003. Changes in non-cash working capital items were a usage of cash of $2,490,597 for FY2003 compared to $306,525 for the previous year. Changes occurred in most non-cash working capital items between the two fiscal years - all within the normal business activities of the Company. The two largest changes in non-cash working capital were to Accounts payable

Canadian GAAP

and accrued liabilities and Billing in excess of revenues. Both of these decreases reflect the regular business activities of the Company.

Net cash provided by financing activities amounted to $2,773,899 in FY2003, compared to $568,252 in FY2002. The improvement of $2,205,647 was largely the result of the issue of Class B Series 1 preference shares and share purchase warrants.

Cash used in investing activities in FY2003 totalled $309,386, compared with $624,241 in FY2002. The decrease is reflective of the decrease in property, plant and equipment acquisitions.

The net increase in cash and cash equivalents amounted to $593,507 in FY2003, compared with a net cash position increase of $1,206,423 in FY2002.

The Company believes that cash flow from operating activities, together with cash on hand and borrowings available under its revolving credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the next 12 months. There can be no assurance that these resources will be adequate or that additional financing will be available to the Company.

Transactions with Directors, Officers and Major Shareholders

The Company did not enter into any transactions with directors, officers or major shareholders during the current and prior fiscal years.

Special Purpose Entities

There are no special purpose entities of the Company. The Company consolidates all of its subsidiaries and the Company does not have any other equity investments.

The Year in Review

This section summarizes the Company’s events as published periodically through press releases.

In January 2003, the Company proceeded with a normal course issuer bid whereby it purchased its own common shares out of the market through the facilities of the TSX. All shares repurchased by the Company will be cancelled. The bid commenced on January 16, 2003 and terminated January 15, 2004.

In February 2003, the Company announced:

•	that it has completed a private placement of US$2,000,000 (CDN$3,100,000) with four New York based institutional funds.

•	announced the launch of COP-IDS®, a client server application that allows customers to integrate OSI’s mapping and imagery display technology into existing Command and Control systems rapidly and cost effectively. COP-IDS stands for Common Operational Picture — Image Display Server. It is designed to meet the emerging requirements for our customers’ international fleets to be able to operate from and share common tactical data in the field. COP-IDS allows the Company’s customers to share data across Command and Control systems, regardless of the systems in use.

In March 2003, the Company

•	announced that it has won a contract with the City of Ottawa, through its nautical charting and land mapping division, OSI Geomatics, to produce land mapping data critical to the planning and management of city infrastructure in the Nation’s capital.

•	confirmed that it and its teaming partners have been short-listed as potential contractors to supply its ECPINS® navigation display system to two international customers in the military defence industry. The award of formal

Canadian GAAP

contracts is subject to further technical evaluation and preparation of formal agreements. In May 2003, the Company announced the signing of a contract by one of the two international customers - the Royal New Zealand Navy.

In April 2003, the Company:

•	received a contract from the Canadian Navy to develop submarine navigation systems for deployment on the Canadian Navy’s Victoria Class Navy submarines,

•	announced that its nautical charting and land mapping division, OSI Geomatics, has received new sales contracts worth over CDN$950,000,

•	announced that its systems division, Offshore Systems Ltd. (“OSL”), has received follow-on orders from the Canadian and the Danish navies worth CDN $1,430,000. The orders are for additional services, equipment, and upgrades related to the navies’ fleet-wide deployment of Offshore’s proprietary ECPINS®-M (Electronic Chart Precise Integrated Navigation System - Military) and

•	announced that its systems division, OSL, has entered into an agreement with Kelvin Hughes Limited, part of Smith Marine Systems, to jointly pursue opportunities to supply electronic navigation systems to military customers. With an initial focus on the UK the companies will offer navigation systems compliant to the NATO Warship Electronic Chart Display and Information System standard (“WECDIS”). In June 2003, OSL and Kelvin Hughes were joined by Lockheed Martin UK to pursue the contract opportunity with the Royal Navy.

In May 2003, the Company announced that its systems division, OSL, has signed a contract with the Royal New Zealand Navy. The contract, valued at over CDN$1,000,000 with all options exercised, will see Offshore’s proprietary ECPINS®-M (Electronic Chart Precise Integrated Navigation System - Military) deployed across the navy’s entire fleet.

In June 2003, the Company:

•	announced that its nautical charting and land-mapping division, OSI Geomatics, has been awarded a contract by a large US mapping company valued at over CDN$1,000,000. Under the contract, OSI Geomatics will provide data production services in support of a state-wide mapping project,

•	announced that Lockheed Martin UK has teamed with Kelvin Hughes Ltd and OSL to bid into the initial competitive stage of the United Kingdom’s Ministry of Defence’s requirement for WECDIS, which is being considered for installation into all Royal Navy ships. The team includes Babcock Design and Technology Ltd who would manage the task of ship-fitting design and the installation of the systems into the Fleet.

In July 2003, the Company:

•	announced that Standard & Poor’s had initiated research coverage of its stock and

•	announced that its systems division, OSL, had joined negotiations with the Royal Australian Navy. OSL, together with its industrial team-mates Nautronix Ltd. of Fremantle, Australia, and Scientific Management Associates of Lane Cove NSW, Australia, had been selected as the “Preferred Tenderer” by the Royal Australian Navy for its SEA1430 Phase 2A fleet-wide electronic chart navigation systems procurement.

In September 2003, the Company:

•	announced the appointment of Mr. Peter W. Roberts, the Chief Financial Officer of Sierra Wireless, Inc., to the Company’s Board of Directors and its Audit Committee, and

•	announced that its nautical charting and land-mapping division, OSI Geomatics, had received new orders worth more than $1,500,000. The group of orders span the end of the company’s third quarter and the beginning of the fourth quarter.

Canadian GAAP

Also, in September 2003, Taglich Brothers, Inc. commenced research coverage of the Company. The Initial Research Report is available on Taglich Brothers’ website and on the Company’s website.

In November 2003 the Company announced that Alan Vlemmiks has joined the Company as Director of Sales and Marketing, Navigation Systems. Mr. Vlemmiks is a 28-year veteran of tactical sales and strategic business development.

In December 2003, the Company announced that:

•	the Canadian Navy has awarded a new contract for navigation systems to OSI’s Navigation Systems unit. The navigation systems will be deployed on new Canadian Navy training vessels with deliveries to commence in April 2004. This is the latest order following the Canadian Navy’s fleet purchase of OSI’s ECPINS-M™ navigation systems. The committed contract value is $800,000, and totals $1.1 million inclusive of options.

•	its new OSI Applications unit has begun to deliver developer tool kits and support for its COP-IDS™ server platform that extends the capabilities of third-party application developers and increases the availability of additional products for potential COP-IDS customers. The OSI Applications unit is led by Andrew Carniel, Vice President of Business Development for the Company. His leadership of the Navigation Systems unit established the Company as a leading supplier of military navigation systems. He will now focus upon expanding the Company’s existing Navy relationships into the broader and larger global command and control marketplace for all forces — land-based, air and marine.

In January 2004, the Company announced that its Navigation Systems unit has been selected for a major fleet-wide contract with the Royal Navy. OSI, as part of a successful teaming arrangement with Lockheed Martin UK and Kelvin Hughes Ltd., will begin to deliver ECPINS®-M software to the Royal Navy fleet in mid-2004. The initial purchases total approximately CDN $3 million. The total contract value, including long term support and options for auxiliary systems and software development is approximately CDN $17.5 million.

Recent Accounting Developments

In FY2003, the Company was required to adopt certain provisions of the recently issued accounting standards for financial reporting purposes from CICA Handbook Section 3870 — Stock-Based Compensation and Other Stock-Based Payments. The Company was required to expense, in its consolidated financial statements, the fair value of stock options granted to third parties. The impact of adopting these new standards on the Consolidated Statements of Earnings and Deficit has been reported in its annual Audited Consolidated Financial Statements for year ended November 30, 2003.

By FY2005, the Company will be required to adopt the remaining provisions of the recently issued accounting standards for financial reporting purposes from CICA Handbook Section 3870 — Stock-Based Compensation and Other Stock-Based Payments. The Company will be required to expense, in its consolidated financial statements, the fair value of stock options granted to employees and directors. The impact of adopting these new standards on the Consolidated Statements of Earnings and Deficit has not been determined.

Risks and Uncertainties

Certain statements made in this report by the Company constitute forward-looking statements, and are subject to risks and uncertainties that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed below. If any of these events actually occur, they could have a materially adverse effect on the Company, its financial condition or results of operations.

We depend heavily on our government contracts, which are only partially funded, subject to termination, heavily regulated and audited. The termination of one or more of these contracts could have a negative impact on our operations. The contract termination clauses are generally in favour of the Government

Canadian GAAP

Agencies. Typically the termination clause for convenience is 30 days or less with the condition that all costs to that date are paid by the Government Agencies.

The termination of funding for a government program would result in a loss of anticipated future revenues attributable to that program. That could have a negative impact on our operations. Also, we can give no assurance that we would be able to procure new government contracts to offset the revenues lost as a result of any termination of our contracts. As our revenues are dependent on our procurement, performance and payment under our contracts, the loss of one or more critical contracts could have a negative impact on our financial condition.

In addition, sales to the governments we work with may be affected by:
•	changes in procurement policies;
•	budget considerations;
•	changing concepts of national defence; and
•	political developments abroad.

The influence of any of these factors, which are largely beyond our control, could also negatively impact our financial condition.

We derive a significant amount of revenue from only a few customers. We depend on the United States, Canadian and Danish governments for a significant portion of our sales, and the loss of any of these relationships or a shift in any of these governments’ funding could have severe consequences on our financial condition.

Approximately 27%, 20% and 18% of our revenue in the year ended November 30, 2003 were from the U.S. Coast Guard, Canadian Navy and Royal Danish Navy, respectively. Therefore, any significant disruption or deterioration of any of our relationships with these entities’ governments would significantly reduce our revenues. These governments may choose to use other competing corporations for their navigational equipment. In addition, a shift in government spending to other programs in which we are not involved could have severe consequences for our results of operations.

Our product lines are not broadly diversified.

We derive and expect to derive a substantial majority of our revenue from navigational equipment sales. If customers do not purchase our products as a result of competition, technological change, budget constraints or other factors, we do not have other product categories that we could rely on to make up any shortfall in sales. As a result, our revenue could decrease and our business and operating results would be adversely affected.

We derive a significant portion of our revenues from international sales and are subject to the risks of doing business in foreign countries.

In the financial year ended November 30, 2003, approximately 71%, of our revenues were from international customers, including governmental customers: 44% from the United States and 27% from other international countries. We expect that international sales will continue to account for a significant portion of our revenues for the foreseeable future. As a result, we are subject to risks of doing business internationally, including those risks related to:
•	changes in regulatory requirements;
•	domestic and foreign government policies, including requirements to expend a portion of program funds locally and governmental industrial co-operation requirements;
•	fluctuations in foreign currency exchange rates;
•	the complexity and necessity of using foreign representatives and consultants;
•	imposition of tariffs or embargoes, export controls and other trade restrictions; and
•	compliance with a variety of foreign laws.

While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect our operations in the future.

Canadian GAAP

We have established teaming relationships and strategic partnerships with international corporations to pursue major international government procurements, and our reputation and results of operations could be adversely affected by our inability to control their operations.

We rely on agreements with international corporations to assist us in pursuing contracts for major government procurements. We do not have assurance that these third parties will:
•	remain in business,
•	maintain the financial stability required to fulfill the requirements of these international procurements and
•	continue to consider the Company’s products in their business priorities.

There can be no assurance that we would be able to pursue and secure major international government procurements without these third parties.

Competition within our markets may reduce our procurement of future contracts and our sales.

The defence industry in which we operate is highly competitive. Our competitors range from smaller companies, which are primarily targeting the pleasure boat market, to large diversified corporations in the radar/marine equipment segment of the industry. Some of our competitors may have more extensive or more specialized engineering, manufacturing and marketing capabilities than we have. There can be no assurance that we can continue to compete effectively with these companies.

Our future success will depend on our ability to develop new technologies that achieve market acceptance.

The defence market is characterized by rapidly changing technologies and evolving industry standards. Accordingly, our future performance depends on a number of factors, including our ability to
•	identify emerging technological trends in our market;
•	develop and maintain competitive products;
•	enhance our products by adding innovative features that differentiate our products from those of our competitors; and
•	manufacture and bring products to market quickly at cost-effective prices.

We believe that, in order to remain competitive in the future, we will need to continue to develop new products, which will require the investment of significant financial resources in new product development. In addition, there can be no assurance that the market for our products will develop or continue to expand as we currently anticipate. The failure of our technology to gain market acceptance could significantly reduce our revenues and harm our business. Furthermore, we cannot be sure that our competitors will not develop competing technology, which gains market acceptance in advance of our products. The possibility that our competitors might develop new technology or products might cause our existing technology and products to become obsolete. If we fail in our new product development efforts or our products fail to achieve market acceptance more rapidly than our competitors, our revenues will decline and our business, financial condition and results of operations will be negatively affected.

We depend on the recruitment and retention of qualified personnel, and our failure to attract and retain such personnel could seriously harm our business.

Due to the specialized nature of our business, our future performance is highly dependent upon the continued services of our key engineering personnel and executive officers. Our prospects depend upon our ability to attract and retain qualified engineering, manufacturing, marketing, sales and management personnel for our operations. Competition for personnel is intense, and we may not be successful in attracting or retaining qualified personnel. Our failure to compete for these personnel could seriously harm our business, results of operations and financial condition.

We depend on offshore sub-contract labour in our geomatics and systems operations to maintain a competitive position in the geomatics and systems marketplaces.

Our geomatics and systems operations are highly dependent upon labour resources located outside North America. While we enter into sub-contract agreements with these suppliers, we cannot be sure that the labour resources will

Canadian GAAP

be available when we require them and at the levels we require them. Accordingly, maintaining our competitiveness will depend on a number of factors, including:

•	the geopolitical uncertainties specific to the home country of each sub-contractor,
•	the cultural compatibility between Canada and the home country of each sub-contractor,
•	the English language proficiency of the labour resources made available to us,
•	labour pool characteristics such as work ethic, education, skill level and attrition and
•	the infrastructure of both the sub-contractor’s home country and the sub-contractor.

While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect our geomatics operations in the future.

We may be unable to adequately protect our intellectual property rights, which could affect our ability to compete.

Protecting our intellectual property rights is critical to our ability to compete and succeed as a company. We have trademark and copyright registrations, which are necessary and contribute significantly to the preservation of our competitive position in the market. There can be no assurance that any of these patents and other intellectual property will not be challenged, invalidated or circumvented by third parties. In the future, we may not be able to obtain necessary licenses on commercially reasonable terms. We enter into confidentiality and invention assignment agreements with our employees, and enter into nondisclosure agreements with our suppliers and customers, as appropriate, so as to limit access to and disclosure of our proprietary information. These measures may not suffice to deter misappropriation or independent third party development of similar technologies.

We depend on component availability and our key suppliers to manufacture and deliver our products and services.

Our operations are highly dependent on the timely delivery of materials by outside suppliers. While we enter into purchase agreements with a few of our suppliers, we cannot be sure that materials, components, and subsystems will be available in the quantities we require, if at all. If any of the suppliers fail to meet our needs, we may not have readily available alternatives. Our inability to fill our supply needs would jeopardize our ability to satisfactorily complete our obligations under our contracts on a timely basis. This might result in reduced sales, contractually imposed penalties for delay in delivery, termination of one or more of these contracts or damage to our reputation and relationships with our customers. All of these events could have a negative effect on our financial condition.

The unpredictability of our results may harm or contribute to the volatility of the trading price of our securities.

Our operating results may vary significantly over time for a variety of reasons, many of which are outside our control and any of which may harm our business. The value of our securities may fluctuate as a result of considerations that are difficult to forecast, such as:
•	the volume and timing of product orders received and delivered;
•	levels of product demand;
•	government spending patterns;
•	the timing of contract receipt and funding;
•	our ability and the ability of our key suppliers to respond to changes in customer orders;
•	the timing of our new product introductions and our competitors’ new product introductions;
•	the cost and availability of components and subsystems;
•	price erosion;
•	the adoption of new technologies and industry standards;
•	competitive factors, including pricing, availability and demand for competing products;
•	fluctuations in foreign currency exchange rates; and
•	regulatory developments.

Canadian GAAP

We may pursue strategic relationships, investments and acquisitions. We may not be able to successfully manage our operations if we fail to successfully integrate the acquired technologies and/or businesses.

As part of our business strategy, we may expand our product offerings to include application software products that are complementary to our existing products. This strategy may involve technology licensing agreements, joint development agreements, investments or acquisitions of other businesses that offer complementary products. The risks that the Company may encounter in acquiring or licensing technology from third parties include the following:
•	difficulty in integrating the third party product with our products,
•	undiscovered software errors in the third party product,
•	difficulties in selling the third party product,
•	difficulties in providing satisfactory support for the third party product,
•	potential infringement claims from the use of the third party product and
•	discontinuation of third party product lines.

The risks commonly encountered in the investment in or acquisition of businesses would accompany any future investments or acquisitions by us. Such risks may include the following:
•	issues related to product transition (such as development, distribution and customer support),
•	the substantial management time devoted to such activities,
•	the potential disruption of our ongoing business,
•	undisclosed liabilities,
•	failure to realize anticipated benefits (such as synergies and cost savings) and
•	the difficulty of integrating previously distinct businesses into one business unit.

We may require additional capital, in which case we may need to raise additional funds from lenders and equity markets in the future.

If our expenses exceed our revenues, we may choose to raise additional financing. In addition, we may choose to raise additional financing in order to capitalize on potential opportunities in the marketplace that may accelerate our growth objectives. Our ability to arrange such financing in the future will depend in part on the prevailing capital market conditions as well as on our business performance. There can be no assurance that we will be successful in our efforts to arrange additional financing, if needed, on terms satisfactory to us. If additional financing is raised by the issuance of shares, shareholders may experience dilution to their equity interest in us.

Our business could be adversely affected if we fail to manage our growth effectively.

If we fail to manage our growth effectively, our business and operating results could be adversely affected, which could cause the market price of our stock to fall. We expect to continue to grow our operations domestically and internationally, and to hire additional employees. The growth in our operations and staff has placed, and will continue to place, a significant strain on our management systems and resources. If we fail to manage our future anticipated growth, we may experience higher operating expenses, and we may be unable to meet the expectations of investors with respect to future operating results. To manage this growth we must, among other things, continue to:
•	improve our financial and management controls, reporting systems and procedures;
•	add and integrate new senior management personnel;
•	improve our licensing models and procedures;
•	hire, train and retain qualified employees;
•	control expenses;
•	diversify channel sales strategies; and
•	invest in our internal networking infrastructure and facilities.

We have committed funds to obtaining additional systems and facilities to accommodate our current and future anticipated growth. To the extent that this anticipated growth does not occur or occurs more slowly than we anticipate, we may not be able to reduce expenses to the same degree. If we incur operating expenses out of proportion to revenue in any given quarter, our operating results may be adversely impacted.

Canadian GAAP

Third parties may claim that we infringe their proprietary rights.

We potentially may receive claims that we have infringed the intellectual property rights of others. As the number of products in the software industry increases and the functionality of these products further overlap, we may become increasingly subject to infringement claims, including patent, trademark and copyright infringement claims. In addition, former employers of our former, current or future employees may assert claims that such employees have improperly disclosed to us the confidential or proprietary information of these former employers. Any such claim, with or without merit, could be time-consuming to defend, result in costly litigation, divert management’s attention from our core business, require us to stop selling or delay shipping, or cause the redesign of our product. In addition, we may be required to pay monetary amounts as damages, for royalty or licensing arrangements, or to satisfy indemnification obligations that we have with some of our customers.

We license and use software from third parties in our business. These third party software licenses may not continue to be available to us on acceptable terms. Also, these third parties may from time to time receive claims that they have infringed the intellectual property rights of others, including patent and copyright infringement claims, which may affect our ability to continue licensing this software. Our inability to use any of this third party software could result in shipment delays or other disruptions in our business, which could materially and adversely affect our operating results.

We may not be able to protect our proprietary information.

We rely on a combination of copyright, trademark and trade secret laws, confidentiality procedures, contractual provisions and other measures to protect our proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented or challenged, and others may develop technologies or processes that are similar or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or to obtain or use information that we regard as proprietary.

Our products may contain significant defects, which may result in liability and/or decreased sales.

Software products frequently contain errors or failures, especially when first introduced or when new versions are released. Despite our efforts to test our products, we might experience significant errors or failures in our products, or they might not work with other hardware or software as expected. This could delay the development or release of new products or new versions of products, or could adversely affect market acceptance of our products. End-user customers use our products for applications that are critical to their businesses, and they have a greater sensitivity to product defects than the market for other software products generally. Our customers may claim that we are responsible for damages to the extent they are harmed by the failure of any of our products. If we were to experience significant delays in the release of new products or new versions of products, or if customers were dissatisfied with product functionality or performance, we could lose revenue or be subject to liability for service or warranty costs. Should this occur, our business and operating results could be adversely affected.

Our products rely on third party software products and our reputation and results of operations could be adversely affected by our inability to control their operations.

Our products incorporate and use software products developed by other entities. We do not have assurance that such third parties will:
•	remain in business,
•	support our product lines,
•	maintain viable product lines and
•	make their product lines available to us on commercially acceptable terms.

Any significant interruption in the supply of such third-party technology could have a materially adverse effect on our business, results of operation, cash flows and financial condition.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	“John A. Jacobson”

Title: President & CEO

Date: January 27, 2004